Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

The questions and answers below were developed for Cigna Corporation employees.

Severance

Q:  Will outplacement services be available if I am involuntarily terminated in connection with the transaction?

A:  Consistent with Cigna's current Job Elimination Policy, outplacement services in the form of career transition assistance will be made available to those individuals who become eligible for severance under Schedule II of the Severance Pay Plan.  The extent and nature of the career transition assistance offered will generally be based upon an eligible employee’s Career Band and will typically begin on the notification date of the termination.

Q:  Is there a cap on the amount of severance I am eligible to receive?

A:  Yes.  The Cigna Severance Pay Plan caps severance payments to no more than two times the lesser of: (1) your annual base salary for the year before the year of your Separation from Service; or (2) the annual compensation limit under Internal Revenue Code section 401(a)(17) for the year of your Separation from Services (the limit for 2015 is $265,000).  For example, if an employee’s base salary is $100K in 2015 and the employee is involuntarily terminated in 2016, his or her severance benefit amount cannot exceed $200K.  The Plan includes this limit in order to qualify for an exemption under Section 409A of the Internal Revenue Code.

Q:  I noticed language about a Stock Plan Severance Payment in Schedule II of the Severance Pay Plan.  What does this mean?

A:  Schedule II of the Severance Pay Plan includes information regarding a “Stock Plan Severance Payment” in the event any equity awards under the Long-Term Incentive Plan forfeit upon a termination of employment.    However, because the Long-Term Incentive Plan provides that any equity award automatically vests (and is no longer subject to forfeiture) if the employee has a “Termination Upon a Change of Control,” the “Stock Plan Severance Payment” can no longer be triggered.

Cigna Investment Management Incentive Plan

Q:  I participate in the Cigna Investment Management Incentive Plan.  How will my interests be affected by the transaction?

A:   If you participate in the Cigna Investment Management Incentive Plan, 50% of any of your deferred bonus awards under the Plan are allocated to a hypothetical Cigna Stock Fund, with investment return based on the actual return for the Cigna Stock Fund of the Cigna 401(k) Plan.  Following the transaction, the rate of return will be based on the successor fund to the Cigna Stock Fund of the Cigna 401(k) Plan.  If there is no successor fund, the Cigna Investment Management SVP-CIO (or successor) will adopt an appropriate substitute hypothetical investment.

Additionally, if you participate in the Cigna Investment Management Incentive Plan and you have a “Termination Upon a Change of Control” (as defined in the Plan) in connection with the transaction, then any of your deferred bonus awards will immediately vest and will be paid upon the earlier of the third anniversary of the award date or death.

Other

Q:  I am an inpatriate or permanent resident employee working in the U.S.  How will the transaction impact me?

A:  While it is too early to address the specifics of how exactly the transaction will affect our inpatriate and a permanent resident employees, our belief is that the new entity following closing will be considered a successor-in-interest to Cigna.  This generally means any rights and obligations of Cigna and our inpatriate and permeant resident employees relating to their employment status will be transferred to the new entity.

Educational Reimbursement

Q:  How will the transaction impact my Educational Reimbursement (ERP) benefit?

A:  It is too early to know how the transaction will specifically impact ERP.  No changes are expected for the immediate future; however, as decisions are made, any changes to the ERP program will be communicated to employees to help employees make informed decisions regarding future external education pursuits.  More information about the ERP can be found here: ________________.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.